December 9, 2005

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

We would like to recall the release entitled "Additional Cross-Purchase of Shares and Enhancement of Cooperation among Nippon Steel, Sumitomo Metals and Kobe Steel" sent earlier today.

We are submitting a corrected release of the same title.

Minimal changes have been made to the release, which do not materially change the meaning of the sentences.

On page. 1, Section (1), line 6:
"Sumitomo Metals newly acquired Nippon Steel's shares in nearly..." was changed to "with nearly..."

On page 3, second paragraph, the original sentence was:
"However, taking into account the current trend in legislation relating to protection against takeovers, the three companies will carry out joint studies and discussions on the subject on a consistent basis."

The new sentence is:
"However, taking into account the current trend in legislation relating to protection against takeovers and other issues, the three companies will carry out joint studies and discussions on the subject on a consistent basis as part of their cooperation."

We apologize for any inconvenient this may cause you and would appreciate it if you would use the attached release as the final version. Thank you for your understanding.

12/21

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's revised release yesterday covering

"Additional Cross-Purchase of Shares and Enhancement of Cooperation among Nippon Steel, Sumitomo Metals and Kobe Steel "

Thank you for your assistance in handling it as required.

Sincerely yours,

小山 安雄

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.

December 8, 2005

Nippon Steel Corporation
Sumitomo Metal Industries, Ltd.
Kobe Steel, Ltd.

Additional Cross-Purchase of Shares and Enhancement of Cooperation among Nippon Steel, Sumitomo Metals and Kobe Steel

1. Additional Cross-Purchase of Shares

In March 2005, Nippon Steel Corporation (principal place of business: Chiyoda-ku, Tokyo, President: MIMURA Akio) ("Nippon Steel"), Sumitomo Metal Industries, Ltd. (principal place of business: Chuo-ku, Osaka, President: TOMONO Hiroshi) ("Sumitomo Metals") and Kobe Steel, Ltd. (principal place of business: Chuo-ku, Kobe, President: INUBUSHI Yasuo) ("Kobe Steel") began deliberating on additional cross-purchase of shares in order to carry out cooperative measures with greater smoothness and efficiency. The three companies came to an agreement on the additional cross-purchase in June, and all the planned acquisition has now been completed.

(1) Nippon Steel and Sumitomo Metals

Nippon Steel now owns 5.01% of the shares of Sumitomo Metals, including the portion it acquired in 2002FY.

- Percentage of shareholding in Sumitomo Metals by Nippon Steel
  2.55% at the end of March 2005 → 5.01% at present
- Amount for additional acquisition: Approximately ¥31 billion

Sumitomo Metals newly acquired Nippon Steel's shares with nearly the same amount as Nippon Steel's acquisition of Sumitomo Metals shares.

- Percentage of shareholding in Nippon Steel by Sumitomo Metals
  0.52% at the end of March 2005 → 1.81% at present
- Amount for additional acquisition: Approximately ¥31 billion

(2) Nippon Steel and Kobe Steel

Each of the two companies newly acquired the other's shares in an amount approximating ¥3 billion, equivalent to the amount for share acquisition made in 2002FY.

- Percentage of shareholding in Kobe Steel by Nippon Steel
  1.80% at the end of March 2005 → 2.05% at present
- Percentage of shareholding in Nippon Steel by Kobe Steel
  0.29% at the end of March 2005 → 0.41% at present

(3) Sumitomo Metals and Kobe Steel

Each of the two companies newly acquired the other's shares in an amount approximating ¥3 billion, equivalent to the amount for share acquisition made in 2002FY.

- Percentage of shareholding in Kobe Steel by Sumitomo Metals
  1.80% at the end of March 2005 → 2.05% at present
- Percentage of shareholding in Sumitomo Metals by Kobe Steel
  1.52% at the end of March 2005 → 1.71% at present

2. Enhancement of Cooperation

As described below, the three companies are pressing ahead with various new cooperative measures, as well as those which have been taken in the past.

a. Since April 2005, Nippon Steel and Kobe Steel have been supplying hot-rolled steel coils to Sumitomo Metals respectively, and Kobe Steel has been supplying hot-rolled titanium sheet for Sumitomo Metals.

b. With respect to joint use of iron- and steelmaking facilities of Sumitomo Metals, Sumitomo Metals has already started supplying steel slabs to Nippon Steel. Similar supply to Kobe Steel is expected to start in the near future. Gradual expansion in quantity and scope of such transaction is intended, including in the area of high-grade steel that is steadily increasing in demand.
(In June 2005, Nippon Steel and Kobe Steel made 10% (¥3,400 million) and 2% (¥700 million) capital contributions in East Asia United Steel Corporation, respectively.)

The above cooperative relationship in steel production greatly contributes to each company building an efficient production structure.

In addition, the three companies have agreed to the following matters and are proceeding with the discussion and implementation of specific measures:

c. Activities for mutual licensing of technologies aimed to strengthen cost competitiveness and to improve technology of each of the companies in the field of ironmaking.

d. Starting specific activities to cut procurement costs of materials at each of the companies.

Furthermore, Nippon Steel and Sumitomo Metals are jointly pressing on with the following activities:

e. As part of the cooperation in the field of environment and recycling, Nippon Steel will pre-treat waste plastics and Sumitomo Metals will burn them in its coke ovens. (The activities are to be implemented in the first half of 2006FY.)

f. Joint scheme for system back-up in case of disaster.

g. Integration of the roll businesses of subsidiaries of Nippon Steel and Sumitomo Metals (as announced on September 28, 2005).

At the same time, between Nippon Steel and Kobe Steel, the following measures are being discussed:

h. Mutual cooperation in the fields of environment and recycling.

With regard to responses to the changes taking place in the capital market, each of the three companies will basically respond individually to such changes. However, taking into account the current trend in legislation relating to protection against takeovers and other issues, the three companies will carry on joint studies and discussions on the subject on a consistent basis as part of their cooperation.

The three companies are determined to continue pressing ahead with measures to further strengthen their cooperative relations in pursuit of yet greater individual benefits.

- End -

For more information, please contact:
Nippon Steel Corporation: Public Relations Center, General Administration Div. +81-3-3275-5021, 5022
Sumitomo Metal Industries, Ltd.: Public Relations Group, Public Relations & IR Dept. +81-3-4416-6115
Kobe Steel, Ltd.: Publicity Group, Secretariat & Publicity Dept. +81-3-5739-6010